SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 11, 2000

CLEVELAND-CLIFFS INC
(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 5.   **Other Events.**

Cleveland-Cliffs Inc published a News Release on July 11, 2000 with respect to increase in share repurchase program, third quarter dividend and updated outlook for 2000.

ITEM 7.   **Financial Statements and Exhibits.**

(a)   Financial Statements of Business Acquired: None

(b)   Pro Forma Financial Information: None

(c)   Exhibits:

Exhibit Number	Exhibit	
99(a)	Cleveland-Cliffs Inc News Release, published on July 11, 2000, entitled Cleveland-Cliffs Announces Increase in Share Repurchase Program, Third Quarter Dividend and Updates Outlook for 2000	Filed Herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
       Name: C. B. Bezik
       Title: Senior Vice President-Finance

Dated: July 13, 2000

INDEX TO EXHIBITS

Exhibit Number	Exhibit	
99(a)	Cleveland-Cliffs Inc News Release, published on July 11, 2000, entitled Cleveland-Cliffs Announces Increase in Share Repurchase Program, Third Quarter Dividend and Updates Outlook for 2000	Filed Herewith

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